Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

E. Taylor Brody
ebrody@stradley.com
215-564-8071

September 17, 2021

Filed via EDGAR
Ms. Jaea Hahn
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Delaware Investments National Municipal Income Fund
(File No. 333-258757)

Dear Ms. Hahn and Mr. Long:
On behalf of Delaware Investments National Municipal Income Fund (the “Acquiring Fund”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Acquiring Fund’s Prospectus/Proxy Statement on Form N-14 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus was filed as part of the proposed reorganizations of Delaware Investments Colorado Municipal Income Fund, Inc. and Delaware Investments Minnesota Municipal Income Fund II, Inc. into the Acquiring Fund.
Each comment from the Staff is summarized below, followed by the Acquiring Fund’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectus.
Accounting Comments

1.	Comment: Confirm that there are no plans for portfolio repositioning as part of the Reorganizations.

Response: The Acquiring Fund confirms that no portfolio repositioning is planned prior to the Reorganizations.

2.
Comment:  Footnote 3 to the fee table indicates that DMC has agreed to waive fees for the Acquiring Fund after the closing date of the Reorganizations.  Confirm that any fee waivers after the Reorganizations will be in place for at least one year.

Response: The Acquiring Fund confirms that there will not be any fee waivers in place after the Reorganizations and all related references in the fee table will be deleted.

3.	Comment: Please remove footnotes 4 and 5 to the fee table as multiple representations of other expenses are generally not permitted.
Response: Footnotes 4 and 5 to the fee table will be removed.
4.	Comment: The capitalization table should be dated as of thirty days of filing.

Response: The Acquiring Fund confirms that the capitalization table is dated as of thirty days of filing.
5.	Comment: In the SAI, please hyperlink all items to be incorporated by reference.

Response: The requested changes will be made.

Legal Comments

6.
Comment: In the letter to shareholders, following the statement that begins “The investment objectives, strategies, and risks of Delaware Investments Colorado Municipal Income Fund, Inc. and Delaware Investments Minnesota Municipal Income Fund II, Inc. (each, an Acquired Fund and together, the Acquired Funds) are similar . . .”, describe the implication of the potential change from a state-specific to a national investment mandate in more detail.

Response: The requested change will be made.

7.
Comment: In the letter to shareholders, following the statement that “Shareholders may sell their shares at any time prior to the closing of the relevant Reorganization (or shares of the Acquiring Fund received as part of the Reorganization),” disclose related costs.

Response: The requested change will be made.

8.
Comment: On pages 3 and 4 of the Proxy Statement/Prospectus, under “What are the Boards’ recommendation regarding the Proposals?”, disclose whether the respective sizes of the Funds was a factor considered.

Response: The requested changes will be made.

9.	Comment: Please disclose whether shareholders will receive a state specific breakdown of Fund investments after the Reorganizations to enable passed through state tax-exempt benefits.

Response: The disclosure will be revised to indicate that information regarding the state specific breakdown of Fund investments is provided in the Tax Center on Macquarie’s website (https://www.delawarefunds.com/account/tax-information/fund-tax-data/tax-free-funds-income-by-state-percentages) for shareholders to determine, what, if any portion of the Acquiring Fund is tax-exempt for state income tax purposes.

10.	Comment: Consider reconfiguring the risk table on page 11 of the Proxy Statement/Prospectus to show checkmarks if specific risks are applicable for each Fund.

Response: The requested changes will be made.

11.	Comment: Provide the performance numbers on page 28 of the Proxy Statement/Prospectus.

Response: The Funds’ performance numbers will be provided in the next filing.

12.
Comment: One page 28 of the Proxy Statement/Prospectus, briefly discuss the impact of the Reorganizations on preferred shares, including whether preferred shareholders get a vote and will receive new shares with substantially similar terms.

Response: The requested changes will be made.

13.
Comment: Please confirm that shareholder demand as disclosed under “Derivative and Direct Claims of Shareholders” on page 45 of the Proxy Statement/Prospectus, is the only limitation on a shareholder’s ability to bring claims against the Funds. Describe any provisions of the Acquiring Fund’s Declaration of Trust that limits shareholders with respect to claims under the federal securities laws.

Response: The Funds confirm that shareholder demand as disclosed on page 45 of the Proxy Statement/Prospectus is the only limitation on shareholder’s ability to bring claims against the Funds.  The Acquiring Fund confirms that its Declaration of Trust does not limit shareholders with respect to claims under the federal securities laws.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 or Mena Larmour at (215) 564-8014 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/Taylor Brody
Taylor Brody

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